July 27, 2006


Mr. Donald A. Walker
Securities and Exchange Commission
Mail Stop 4561
Washington DC 20549



Dear Mr. Walker:

Thank you for your letter of June 23, 2006, concerning our Form 10-K filed March 31, 2006. Below are our responses to your request for additional information.

Form 10-K, filed March 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition of the Company

Provision for Loan Losses, Page 22.

1.	We note your disclosure in which you state that you will reserve 2% of each new loan funded during 2006. In footnote B you state that you have projected a default rate of 7.75% of the unpaid principal balance of foreclosed residential mortgages and contracts for deed and reserved 42% of that amount and that you have projected a default rate of 1.55% of the remaining outstanding principle balance of your interim mortgages and reserved 26% of that amount. Please tell us the following:

-	how you determined these default rates and reserve percentages for 2005;
-	how you determined a 2% reserve is more representative of the losses
	incurred in your portfolio during 2006; and
-	the procedures you perform for reviewing and revising your loan loss
	reserve as of each balance sheet date to ensure your reserve is your best estimate of the losses incurred in your portfolio.

How you determined these default rates and reserves percentages for 2005:

UMT Response:

We track each loan we acquire separately (including loans that were securi-tized into a pool) from the purchase date of the note. When a loan is foreclosed, we accumulate all cash transactions relating to the property during the liquidation process. Once the real estate is sold, we calculate the loss on foreclosure. This information is constantly accumulated and provides an accurate loss rate on foreclosed properties. Maintaining this information provides us with historical trends used as a key indicator in determining future losses related to current loans. Approximately three years ago, when we changed our policy relating to disposition of real estate owned ("REO"), we narrowed our analysis to more current trends resulting from our newly implemented rapid liquidation policy. The reserve rates of 42% and 26%, respectively, of residential mortgages and interim mortgages foreclosed is a three year average of losses realized from the sale of the foreclosed properties. The foreclosure rate was also determined on a three year average resulting in 7.75% and 1.55%, respectively, for residential mortgages and interim mortgages. Management believes that the past three years is a reliable basis for our 2006 reserve estimates based on the current market environment. We will continue to use a rolling three year average unless indicators during 2006 are substantially different from 2005 or our expectations of market trends change.


How you determined a 2% reserve is more representative of the losses incurred in your portfolio during 2006.

UMT Response:

2% is a product of the percentages above for foreclosure and loss rates. The actual amount reserved quarterly is dependent on our portfolio mix and based on a rolling three year average of actual experience for foreclosures and losses incurred and current market trends that are evaluated by management to ensure there are no known trends that should impact our reserves recorded.


The procedures you perform for reviewing and revising your loan loss reserve as of each balance sheet date to ensure your reserve is your best estimate of the losses incurred in your portfolio

UMT Response:

The actual amount reserved quarterly is dependent on our portfolio mix and based on a rolling three year average of actual experience for foreclosures and losses incurred and current market trends that are evaluated by management to ensure there are no known trends that should impact our reserves recorded.


Interest Income Accrual, Page 43

Please tell us the specific methods you use to accrue interest income for both your recourse and non-recourse loans. For instance, if you use the interest method in accordance with SFAS 91, please tell us and revise your future filing to specifically disclose this fact.

UMT Response:

We do not accrue or collect non-refundable fees, nor do we have direct external or internal costs associated with entering into mortgages, and hence no such amounts are capitalized and amortized using the interest method prescribed by SFAS 91.


Sincerely,


/s/Christine Griffin
Christine Griffin
President